SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                          SEC FILE NUMBER:  0-27351

[X ] Form 10-K and Form 10-KSB     [  ] Form 20-F     [  ] Form 11-K
[  ] Form 10-Q and Form 10-QSB     [  ] Form N-SAR

For Period Ended:     December 31, 1999

     [  ] Transition Report on Form 10-KSB
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

For the transition period ended ______________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable



PART I - Registrant Information


       Full Name of Registrant:   LAZARUS INDUSTRIES, INC.
                               -----------------------------

       Former Name if Applicable:      Not Applicable
                                  --------------------------

       Address of Principal Executive Office (Street and Number):

       10 West 100 South, Suite 610
       Salt Lake City, Utah 84101

PART II - Rules 12b-25 (b) and (c)

       [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

       [X] The subject report on 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;


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       [X]  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached, if applicable.


PART III - Narrative


     The Company's auditors are currently attempting to confirm certain financial information and complete the audited annual financial statements. It is anticipated that such information will be obtained, and the financial statements prepared, on or about April 7, 2000. The Company expects that the audited financial statements and Form 10-KSB will be completed shortly thereafter for a filing on or before April 14, 2000.


PART IV - Other Information


      (1) Name and telephone number of person to contact in regard to this notification:

            James C. Lewis          (801) 530-0447

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X]  Yes   [  ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ]  Yes   [X ]   No


     LAZARUS INDUSTRIES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          LAZARUS INDUSTRIES, INC.


Date:  March 30, 2000                     By:  /s/ Jack M. Gertino
                                             ------------------------
                                               Jack M. Gertino, President


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                         JONES, JENSEN & COMPANY, LLC
                 Certified Public Accountants and Consultants
                       50 South Main Street, Suite 1450
                          Salt Lake City, Utah 84144
                           Telephone (801) 328-4408
                           Facsimile (801) 328-4461

March 29, 2000


James C. Lewis
Attorney-at-Law
10 West 100 South, Suite 600
Salt Lake City, Utah 84101

Dear James,

We are currently working on the audit of Lazarus Industries, Inc. as of December 31, 1999 and are in the final stages of completing the audit. However, we are still trying to get supporting documentation on a few accounts and are currently unable to finalize the audit. We hope to have the final documentation in the next week so that we can issue the audited financial statements at that time.

Because Lazarus Industries, Inc. is required to file a form 10-KSB with the SEC by the end of March 2000, we are requesting that you file the necessary forms to extend the filing due date for an additional 14 days. That will give us enough time to finalize the audit. Please call us if there are any problems in getting the extension. We appreciate your attention to this matter.

Sincerely,


 /s/ Jones, Jensen & Company

Jones, Jensen & Company